                                                                TIMOTHY S. HEARN
                                                                         PARTNER
                                                                  (612) 340-7802
                                                              FAX (612) 340-8738
                                                            hearn.tim@dorsey.com

July 20, 2006

VIA EDGAR SUBMISSION

Ms. Peggy A. Fisher
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

         Re:      ATS Medical, Inc.
                  Registration Statement on Form S-4
                  Filed April 18, 2006
                  File No. 333-133341

Dear Ms. Fisher:

      On behalf of ATS Medical, Inc., a Minnesota corporation ("ATS Medical" or the "Company"), we transmit herewith for filing via EDGAR Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form S-4 filed on April 18, 2006 (the "Registration Statement") marked to show changes from the Registration Statement. This letter responds to comments 1-59 received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated May 12, 2006 (the "Comment Letter"). In a letter dated June 21, 2006, we separately responded to comments 60-62 regarding the Company's Form 10-K and the accounting relating to the Company's Convertible Senior Notes issued in October 2005. Based on a telephone conference on July 7, 2006 with Gary Todd and Kristin Lochhead of the Staff, the Company understands that Comments 60-62 were addressed to the Staff's satisfaction in our letter dated June 21, 2006, and that the Staff has no further comments in that regard.

      In addition to responses to the Staff's comments, Amendment No. 1 also includes a discussion of an amendment to the merger agreement, which was dated as of June 13, 2006 and approved by certain 3F Therapeutics stockholders on June 14, 2006. Among other items, the merger agreement amendment increased the number of shares to be placed into escrow from 900,000 shares to 1,400,000 shares to address concerns regarding the Abbey litigation as well as concerns outlined in the proposed special escrow agreement. Because the special escrow agreement was never fully executed, the parties who had signed the special escrow agreement acknowledged that the special escrow agreement never became effective. As a result, references to the special escrow agreement have been deleted and the number of shares subject to the escrow agreement have been increased throughout the Registration Statement.

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Securities and Exchange Commission
July 20, 2006
Page 2

      For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above the Company's response.

PROXY STATEMENT/PROSPECTUS

      1. Comment:

      Please revise so that the cover page of the proxy statement/prospectus does not exceed one page. Refer to Item 501 of Regulation S-K.

      Response:

      The current cover page does not exceed one page. Although the EDGAR proof may appear to exceed one page, the printed copy of the cover page includes all of the required disclosure on one page. We will supplementally provide you with a copy of the printed cover page of the proxy statement/prospectus.

      2. Comment:

      Please include the summary term sheet required by Item 1001 of Regulation M-A.

      Response:

      We believe that the inclusion of a summary term sheet in the proxy statement/prospectus would be repetitive of the information already contained in the Q&A and summary section of the proxy statement/prospectus. We reviewed several similar filings from the past two years and have been unable to find examples where a summary term sheet has been used. We have also consulted with other persons with experience preparing this type of filing and understand that our current approach (i.e., the inclusion of a plain English Q&A discussion at the front of the proxy statement/prospectus, followed by the summary section) is the common practice. Based on this, and the duplicative nature of the summary term sheet, we respectfully request that the summary term sheet not be required to be included in the proxy statement/prospectus.

      3. Comment:

      Under the federal proxy rules, the term "information statement" is used when proxy authorization or consent is not being solicited from shareholders. Since 3F Therapeutics is soliciting consents, please use the term "consent solicitation statement" rather than "information statement."

      Response:

      As requested, we have changed "information statement" to "consent solicitation statement" throughout the proxy statement/prospectus.

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Securities and Exchange Commission
July 20, 2006
Page 3

Questions and Answers About the Merger, page 1

      4. Comment:

      Please provide cross-references to the more detailed discussion of each topic addressed in the Q&A included in the body of the proxy statement.

      Response:

      As requested, we have added cross-references in the Q&A section to the more detailed discussion of such topics in the main body of the proxy statement/prospectus.

What Will 3F Therapeutics Stockholders Receive in the Merger?, page 1

      5. Comment:

      Revise your disclosure to include summaries of the escrow and potential milestone payments as separate Q&As so this answer is not so lengthy.

      Response:

      As requested, we have added separate Q&As for the escrow and potential milestone payments.

      6. Comment:

      State how many shares of ATS Medical the 3F shareholders will receive on a per share basis upon completion of the merger, excluding escrow shares and milestone shares and estimating the shortfall reduction that may occur.

      Response:

      As requested, we have added per share information concerning the number of shares that 3F Therapeutics stockholders are expected to receive upon completion of the merger, as well as those issuable upon the achievement of certain post-closing milestones. With respect to the shortfall reduction, this amount is not determinable until two days prior to the closing. As a result, we cannot provide 3F Therapeutics stockholders with an estimate of what estimated shortfall, if any, there would be at the time of the closing. As of the date hereof, 3F Therapeutics' actual net operating assets exceed the projected net operating assets; if that continues through the closing, no shortfall reduction would be required.

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Securities and Exchange Commission
July 20, 2006
Page 4

      7. Comment:

      Rather than overstating what 3F stockholders "will receive," revise to state what they actually will receive upon completion of the merger, and disclose that they may receive additional shares sometime in the future from the escrowed shares and in connection with the achievement of milestones.

      Response:

      As requested, we have added disclosure regarding what 3F Therapeutics stockholders will actually receive upon completion of the merger and have clarified the conditions under which they may receive additional shares.

      8. Comment:

      In an appropriate location in the filing, expand to discuss in more detail how the shortfall would be determined, what is included in "net operating assets," and how significant the difference might be, since it would reduce the shares 3F Therapeutics holders would receive.

      Response:

      As requested, we have added an additional item in the Q&A section to address the process for calculating "net operating assets" and the effect it could have on the shares issuable to 3F Therapeutics stockholders.

      9. Comment:

      Please revise to disclose how soon after (i) completion of the merger,
(ii) expiration of the escrow period and (iii) achievement of milestones you will commence distributions of ATS Medical stock to former 3F Therapeutics stockholders.

      Response:

      As requested, we have added an additional Q&A addressing the process for 3F Therapeutics stockholders to exchange their 3F Therapeutics capital stock for ATS Medical common stock.

      10. Comment:

      For the purpose of calculating a reduction in the escrow shares as a result of any shortfall, indemnification, and other claims, disclose the per share value that will apply to the 3F Therapeutics shares.

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Securities and Exchange Commission
July 20, 2006
Page 5

      Response:

      In response to comment 6 above, we have provided disclosure regarding the number of shares of ATS Medical common stock that 3F Therapeutics stockholders will be entitled to receive, on a per share basis, (i) at the closing, (ii) upon the release of escrow shares and (iii) upon the achievement of certain milestones. Because the reduction in the escrow shares as a result of any shortfall, indemnification and other claims will depend on the magnitude of the shortfall or claim and, in some instances, the price of ATS Medical common stock, it is not possible to provide 3F Therapeutics stockholders with the per share value of the shares that may be subject to indemnification or set-off pursuant to the terms of the escrow agreement. We have, however, provided 3F Therapeutics stockholders with per share conversion information with respect to the initial merger consideration, the escrow shares and the aggregate merger consideration (assuming the maximum number of shares of ATS Medical common stock are issued to 3F Therapeutics stockholders as merger consideration).

      11. Comment:

      Expand to disclose how the Abbey litigation could affect the number of shares the 3F Therapeutics holders may ultimately receive.

      Response:

      As requested, we have added disclosure on page 4 to explain how the Abbey litigation could affect the number of shares that 3F Therapeutics stockholders may ultimately receive in the merger.

      12. Comment:

      In an appropriate section of the proxy statement/prospectus, disclose the circumstances under which 3F would determine to deposit up to 25,000 shares into escrow to cover future expenses of the stockholder representative.

      Response:

      As requested, we have added language (i) to clarify that the decision to deposit up to 25,000 shares into escrow to cover future indeterminable expenses of the 3F Therapeutics stockholder representative is to be made by 3F Therapeutics in its sole discretion and (ii) to describe the bases upon which 3F Therapeutics may elect to deposit such shares.

      13. Comment:

      Since appraisal rights are the only alternative for 3F Therapeutics shareholders, expand to discuss after the question "What will 3F stockholders receive in the merger? In order for a 3F shareholder to be able to evaluate whether to consent or seek appraisal rights, ensure that the

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Securities and Exchange Commission
July 20, 2006
Page 6

disclosure adequately informs shareholders of what they are going to receive in this merger, and tell them what the minimum is that they could receive on a per-share basis. Also disclose how their ability to seek appraisal rights would be affected if they submit a consent.

      Response:

      As requested, we have added a Q&A relating to the minimum and maximum number of shares of ATS Medical common stock that may be issued to 3F Therapeutics stockholders in connection with the merger, as well as disclosure concerning the right of 3F Therapeutics stockholders to seek appraisal rights under Delaware law and the effect that submitting a consent would have on their ability to seek appraisal rights.

Will the Merger Dilute the Ownership of ATS Medical Shareholders?, page 2

      14. Comment:

      Revise to disclose the dilutive effect of the merger on existing ATS shareholders using estimated net operating assets and assuming you issue [7,600,000] [revised], 9,000,000 or 19,000,000 shares of common stock to 3F stockholders.

      Response:

      As requested, we have added disclosure concerning the dilutive effect on the voting power of existing ATS Medical shareholders of issuing 7,600,000 shares (which represents the initial merger consideration less the amount to be placed in escrow following the execution of the amendment to the merger agreement described in the proxy statement/prospectus and is the maximum number of shares that are issuable at closing), 9,000,000 shares and 19,000,000 shares of ATS Medical common stock.

What are Holders of 3F Therapeutics Options and Warrants Required to Do ..., page 5

      15. Comment:

      We note your disclosure here that 3F warrant and optionholders "will need to" sign the agreement to exercise or terminate their options. Please revise your disclosure here and throughout your filing to clarify that 3F optionholders are not "required" to execute this agreement and that the options do not by their terms terminate upon the completion of the merger. Also clarify what will happen to outstanding options and warrants if shareholders do not exercise or terminate them prior to consummation of the merger.

      Response:

      As requested, we have revised the disclosure to clarify that holders of 3F Therapeutics options are not required, under the terms of their option agreements, to exercise or to terminate

Securities and Exchange Commission
July 20, 2006
Page 7

their options prior to the merger and that their options do not by their terms terminate upon the completion of the merger. If option holders do not exercise or terminate their options prior to consummation of the merger, and assuming that ATS Medical agrees to waive this condition (which it might do on a limited basis while reserving its indemnification rights), 3F Therapeutics options will become exercisable for the right to receive merger consideration consisting of shares of ATS Medical common stock. However, as described in the proxy statement/prospectus, cancellation or exercise of all outstanding 3F Therapeutics options and warrants prior to the effective time is a condition to closing the merger, and if ATS Medical decides to waive that condition, ATS Medical will reserve from the merger consideration, for later issuance, shares of ATS Medical common stock that would have been payable to holders of 3F Therapeutics options if such holders had exercised their options in full prior to the effective time of the merger in accordance with the requirements of the merger agreement. As requested, we have also revised the disclosure to clarify that holders of 3F Therapeutics warrants need to decide whether to exercise not later than 10 days before closing because all but two warrants will expire by their terms if not exercised by the effective date of the merger. The other two warrants will automatically be exercised pursuant to the cashless exercise provision of these warrants.

How Quickly Can 3F Therapeutics Stockholders Sell Shares of ATS Medical, page 5

      16. Comment:

      Disclose the number of shares of ATS common stock that are subject to lock-up agreements and disclose when those shares become freely tradable.

      Response:

      As requested, we have added disclosure on page 10 to disclose the number of shares of ATS Medical common stock that are expected to be subject to lock-up agreements as well as information concerning when those shares would become freely tradable.

What Do ATS Medical Shareholders and 3F Therapeutics Stockholders Need To Do Now?, page 7

      17. Comment:

      Please revise your disclosure to explain why the parties to the merger agreement "believe it is advisable to maximize the number of consents" from 3F stockholders. For instance, if you are seeking to reduce the number of 3F stockholders who seek appraisal rights under Delaware law, so state.

      Response:

      As requested, we have added disclosure regarding the reasons the parties believe it is advisable to maximize the number of consents from 3F Therapeutics stockholders.

Securities and Exchange Commission
July 20, 2006
Page 8

Interests of Certain Persons in the Merger, page 9

      18. Comment:

      Quantify each of the benefits that each of 3F's directors and executive officers is expected to receive as a result of the merger, including amounts payable under severance provisions.

      Response:

      The text of the summary has been revised in light of this comment to quantify the benefits that certain of the directors and executive officers of 3F Therapeutics are expected to receive as a result of the merger, including amounts payable under severance provisions, to the extent that those agreements have been executed. Each of the agreements and proposed agreements is discussed in detail under "Proposal 1: The Merger - Interests of Certain Persons in the Merger," and a cross-reference thereto is set forth in the summary of the agreements.

Recovery of Edwards Lifesciences Holdback Amount, page 13

      19. Comment:

      We note your disclosure in the final sentence that amounts recovered in excess of $2,000,000 "shall be paid to the 3F Therapeutics stockholder representative." In an appropriate section of your filing, please disclose how and when these funds would be distributed to former 3F stockholders.

      Response:

      As requested, the discussion on page 20 has been revised to incorporate this additional disclosure. In addition, a more detailed explanation has been added under "The Merger Agreement - Certain Covenants and Agreements - Recovery of Edwards Holdback Amount" in light of this comment.

Selected Financial Information, page 18

Selected Historical Financial Information of 3F Therapeutics, page 19

      20. Comment:

      Please revise to include five years of Selected Financial Data as required by Item 301 of Regulation S-K.

Securities and Exchange Commission
July 20, 2006
Page 9

      Response:

      As requested, we have added five years of Selected Financial Data for 3F Therapeutics.

Unaudited Pro Forma Condensed Combined Financial Statements of ATS Medical, Inc. and 3F Therapeutics, Inc., page 20

      21. Comment:

      Please revise to present pro forma adjustments on a gross basis and in self-balancing form. Please also reference each adjustment to an applicable explaining footnote. Refer to Article 11-02(b)(6) of Regulation S-X.

      Response:

      ATS Medical has revised its pro forma adjustments within the Unaudited Pro Forma Condensed Combined Financial Statements to reflect its internal valuation of the acquired assets and liabilities of 3F Therapeutics. Descriptions of ATS Medical management's assumptions related to the pro forma adjustments have been disclosed in Note A and the footnotes thereto.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 23

      22. Comment:

      Revise Note (a) to clearly disclose how you determined the value assigned to the common shares issued and the basis for determining that value. Please include all significant assumptions and estimates that were used.

      Response:

      ATS Medical has revised its valuation of the fair value of ATS Medical common stock in accordance with EITF Issue 99-12. Furthermore, we reviewed the Staff's letter to the EITF dated August 16, 2001 in which the Staff indicated its interpretation of a reasonable period to be two days before and after the terms of the merger agreement are agreed to and announced. Based on the review of this guidance, ATS Medical has determined the purchase price based on the average closing price of ATS Medical common stock between the dates of January 20, 2006 and January 26, 2006 ($2.90 per share). ATS Medical will reassess the fair value of this initial consideration if there are any material adjustments to the terms of the merger agreement. ATS Medical has revised Note A to disclose the basis for determining the value of the initial consideration.

Securities and Exchange Commission
July 20, 2006
Page 10

      23. Comment:

      Please expand Note (a) to clarify that up to 19 million shares may be issued in the merger, to clarify the circumstances that may lead to issuance of the contingent shares and to explain why only 9 million shares are used in preparing the pro forma financial data. Clarify how you plan to account for any contingent consideration.

      Response:

      ATS Medical has revised Note A to disclose (footnote #1) how the initial merger consideration shares and contingent shares will be accounted for.

      24. Comment:

      While we understand that the purchase allocation may be preliminary, the pro forma data should allocate purchase price to specific tangible and intangible assets using management's best estimates. Accompanying disclosure should highlight uncertainties where the allocation is preliminary. Please revise.

      Response:

      ATS Medical has performed a preliminary purchase accounting valuation and identified several purchase accounting adjustments to the Pro Forma Condensed Combined Financial Statements. These pro forma adjustments included valuations for deferred revenue, definite lived intangibles, in-process research and development and goodwill. The adjustments are presented in the pro forma financial statements and disclosed in detail in Note A.

      As part of management's analysis, tangible assets such as accounts receivable, inventory and fixed assets were evaluated but not adjusted. Accounts receivable was not adjusted as ATS Medical reviewed 3F Therapeutics' valuation assumptions and determined that no further adjustments were required. Based upon ATS Medical's analysis of 3F Therapeutics' inventories, ATS Medical management believes that any adjustment to write-up inventory is not significant because commercial sales have historically contained minimal margins. Further, ATS Medical does not anticipate an improvement in margins without further commercialization efforts. ATS Medical has not written up the valuation of fixed assets because, in its estimation, book values approximate fair values. ATS Medical does not currently anticipate the valuation adjustment to tangible assets will be material. The opening balance sheet value of fixed assets will be determined by a third party valuation expert.

      25. Comment:

      As a related matter, we see on pages 37 and 112 that 3F Therapeutics is currently developing new products. We also see that 3F Therapeutics expends a significant amount on research and development. Tell us why the pro forma data should not include an estimated

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Securities and Exchange Commission
July 20, 2006
Page 11

charge for in-process research and development. We reiterate that the purchase allocation should reflect your best estimates with appropriate disclosure about uncertainties.

      Response:

      ATS Medical has revised the pro forma balance sheet and income statement to include its estimate of acquired in-process research & development ("IPR&D"). The estimated IPR&D charge is described in further detail in footnote 6 to Note A.

      26. Comment:

      Please describe your basis for concluding that the fair value of the deferred revenue is equal to the carrying amount presented on 3F Therapeutics' balance sheet.

      Response:

      ATS Medical has reviewed EITF Issue 01-03 and revised its pro forma deferred revenue valuation estimate to reflect the estimated fair value of the components of the Edwards agreement which ATS Medical will have a legal obligation to provide. The fair value of these legal obligations was determined based on the status of undelivered training services and product supply components of the arrangement as of March 31, 2006. This adjustment is described further in footnote 5 to Note A.

      27. Comment:

      Please update the purchase price allocation and related disclosures to reflect any preliminary valuations or other studies available as of the most recent practicable date. We assume that you are not currently aware of any probable material allocations or adjustments, not reflected herein, that are likely to be recorded. In addition, please revise footnote (1) to disclose when the allocation is expected to be finalized and to describe the information on which you are waiting.

      Response:

      ATS Medical has revised the pro forma adjustments to reflect its internal valuation of acquired assets and liabilities of 3F Therapeutics. Disclosure of the valued components and ATS Medical management's assumptions have been included within Note A. Furthermore, the lead-in paragraph to the Unaudited Pro Forma Condensed Combined Financial Statements has been revised to indicate that ATS Medical anticipates completion of a third party valuation of acquired assets and liabilities within the quarter in which the transaction closes.

Securities and Exchange Commission
July 20, 2006
Page 12

Note Regarding Forward-Looking Statements, page 26

      28. Comment:

      Please relocate this disclosure so that your Risk Factors section immediately follows your Summary section.

      Response:

      As requested, we have relocated the disclosure regarding forward-looking statements so that the Risk Factors section immediately follows the Summary section.

Risk Factors, page 27

      29. Comment:

      Please revise the penultimate sentence of the introductory paragraph to eliminate the implication that you have not discussed all material risks, and revise your risk factors section as necessary to include a discussion of all material risks.

      Response:

      As requested, we have revised the penultimate sentence of the introductory paragraph to eliminate the implication that we have not addressed all material risks. We have also updated our risk factors as necessary.

If the Conditions to the Merger Are Not Met, the Merger May Not Occur, page 29

      30. Comment:

      Disclose that, as a result of the legal proceeding referenced on page 81, ATS has notified 3F that it reserves the right to terminate the merger agreement.

      Response:

      As requested, we have added the requested disclosure.

The majority of the shares issuable in the merger are contingent..., page 40

      31. Comment:

      For a 3F Therapeutics shareholder, this seems like the most important risk and should be relocated to near the front of the risk factors section.

Securities and Exchange Commission
July 20, 2006
Page 13

      Response:

      As requested, we have relocated this risk factor closer to the front of the Risk Factors section.

General information about shareholder approval, page 41

      32. Comment:

      We note the statement on page 42 that "approval of the increase in authorized capital stock described in Proposal 2 below is not a condition to the approval of any other proposal." This is inconsistent with the following sentence which says that approval of proposal 2 "is necessary" so that ATS Medical has enough shares to issue in the merger.

      Response:

      As requested, we have corrected this typographical error to clarify that approval of the increase in authorized capital stock described in Proposal 2 is a condition to the approval of the merger.

      33. Comment:

      Clarify in the second paragraph on page 43 whether the condition regarding appraisal is waivable and what the consequences would be if a higher percentage sought appraisal rights. State where the funds would come from for paying those who seek appraisal rights.

      Response:

      As requested, we have added disclosure concerning ATS Medical's ability to waive the appraisal condition as well as the potential consequences if a higher percentage of 3F Therapeutics stockholders perfect their appraisal rights under the Delaware General Corporation Law. We have also added disclosure concerning the source of funds for those 3F Therapeutics stockholders who perfect their appraisal rights under the Delaware General Corporation Law, as well as ATS Medical's set-off rights with respect to 3F Therapeutics stockholders who seek appraisal rights.

Securities and Exchange Commission
July 20, 2006
Page 14

Proposal 1: The Merger, page 44

Background of the Merger, page 44

      34. Comment:

      Describe the negotiations that took place regarding arrangements for executive officers and directors of 3F to receive employment, severance or other forms of compensation in addition to the per share amounts to be received by all existing security holders. Explain how the negotiations regarding these arrangements affected negotiations regarding material terms of the proposed merger.

      Response:

      As requested, we have added additional disclosure on page 60 of the proxy statement/prospectus in response to this comment.

      35. Comment:

      Revise to identify the directors who abstained and voted against entering into the merger agreement with 3F and their reasons for doing so, if known.

      Response:

      As requested, we have added disclosure regarding the ATS Medical directors who abstained and voted against entering into the merger agreement and their reasons for doing so to the extent known to the Company.

      36. Comment:

      We note your disclosure regarding the November 9, 2005 ATS board meeting. Please expand your disclosure with regard to possible strategic transactions ATS considered as alternatives to the proposed merger. Identify the alternatives and explain why they were rejected.

      Response:

      As requested, we have revised the disclosure to describe both of the potential strategic transactions that ATS Medical considered at the ATS Medical board meeting held on November 9, 2005 as well as the reasons why the board elected not to pursue the other potential transaction.

Securities and Exchange Commission
July 20, 2006
Page 15

Opinion of ATS Medical's Financial Advisor, page 51

      37. Comment:

      Please provide us with the materials that Piper Jaffray provided to the ATS board in connection with this transaction.

      Response:

      As requested, we have supplementally provided you with a copy of the materials that Piper Jaffray provided to the ATS Medical board of directors in connection with this transaction. The presentation materials prepared by Piper Jaffray for the ATS Medical board of directors at its January 23, 2006 meeting and summarized under the caption "Opinion of ATS Medical's Financial Advisor" are being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418(b) under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for Piper Jaffray has requested that these materials be returned promptly following completion of the Staff's review thereof. By separate letter, counsel for Piper Jaffray also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. Section 200.83.

      38. Comment:

      Expand the disclosure on pages 58 and 59 to quantify the amount paid (and to be paid in the event the proposed merger is consummated) to Piper Jaffray for all services it provided in connection with this transaction, as well as all fees and other payments for services paid by ATS during the preceding two years. Please also apply this comment to the disclosure on page 65 regarding services provided by UBS to 3F.

      Response:

      As requested, with respect to that portion of the Staff's comments relating to the fees paid or payable to Piper Jaffray, the disclosure appearing on page 71 of the proxy statement/prospectus has been revised to include the requested information.

      With respect to that portion of the Staff's comment relating to the fees payable to UBS Securities LLC ("UBS") in connection with the proposed merger, the disclosure appearing on page 78 of the proxy statement/prospectus has been revised to add the requested information. In addition, we supplementally advise the Staff that UBS has not provided services to 3F Therapeutics unrelated to the proposed merger during the preceding two years.

Securities and Exchange Commission
July 20, 2006
Page 16

Opinion of 3F Therapeutics' Financial Advisor, page 59

      39. Comment:

      Please provide us with the materials that UBS provided to the 3F board in connection with this transaction.

      Response:

      The presentation materials prepared by UBS for the 3F Therapeutics board of directors at its January 23, 2006 meeting and summarized under the caption "Opinion of 3F Therapeutics' Financial Advisor" are being provided to the Staff under separate cover by counsel for UBS on a confidential and supplemental basis pursuant to Rule 418(b) under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for UBS has requested that these materials be returned promptly following completion of the Staff's review thereof. By separate letter, counsel for UBS also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. Section 200.83.

Legal Proceedings, page 81

      40. Comment:

      Expand to state the amount of damages and other relief being sought by Mr. Abbey in this litigation. Also, identify the "certain stockholders" who entered into the special escrow agreement.

      Response:

      Since the initial filing of the Registration Statement, Abbey has filed a second complaint with the State of Delaware. In light of the Abbey litigation matters and certain other factors, the parties amended the merger agreement, effective as of June 13, 2006, which amendment was approved by certain 3F Therapeutics stockholders on June 14, 2006. The disclosure regarding the Abbey litigation has been expanded in light of this comment and in light of the changed circumstances to state the relief being requested by Abbey in his initial complaint (dated January 19, 2006) as well as his subsequent complaint (dated June 7, 2006). In connection with the amendment to the merger agreement, it was agreed to increase the number of shares to be deposited into escrow from 900,000 shares to 1,400,00 shares to address the concerns originally addressed in the proposed special escrow agreement. Because the special escrow agreement was never fully executed, those parties who had signed the special escrow agreement have acknowledged that the special escrow agreement never became effective. The parties do not intend to pursue execution of the special escrow agreement.

Securities and Exchange Commission
July 20, 2006
Page 17

Composition of the Board of Directors of ATS Medical Following the Merger, page
91

      41. Comment:

      Disclose that Mr. Koentopf is not standing for re-election to the board because, as stated in your Form 8-K filed March 23, 2006, he disagrees with the strategic direction of ATS reflected in the decision to acquire 3F.

      Response:

      As requested, we have added disclosure concerning Mr. Koentopf's reasons for not standing for re-election to the ATS Medical board of directors.

Certain Information Concerning 3F Therapeutics, page 110

Patents and Proprietary Technology, page 115

      42. Comment:

      Please provide the duration and effect of each material patent.

      Response:

      As requested, we have added disclosure regarding the duration and effect of 3F Therapeutics' material patents.

Results of Operations, page 123

      43. Comment:

      Please tell us about and expand to further clarify the nature and timing of 3F Therapeutics' obligations under the various agreements with Edwards as referred to under "Supply and Distribution Agreements" on page 114. Also tell us and expand to explain why the pattern of revenue is appropriate in GAAP. The written response should be detailed and specific.

      Response:

      As requested, the description of the supply and training agreement with Edwards has been further expanded in response to this comment to clarify the nature and timing of 3F Therapeutics' obligations under the Edwards agreements.

      As for the Staff's question regarding the reasons why the pattern of revenue is appropriate in GAAP, in accordance with EITF 00-21, 3F Therapeutics analyzed the Edwards

Securities and Exchange Commission
July 20, 2006
Page 18

agreements to determine whether the elements can be separated and accounted for individually as separate units of accounting. The evaluation was performed at the inception of the arrangement. The delivered item(s) is considered a separate unit of accounting if all of the following criteria are met:

      (a) The delivered item(s) has value to the customer on a stand-alone basis.

            Analysis. The Edwards Master Agreement and the Edwards Supply and Training Agreement and 3F Therapeutics' performance thereunder are inextricably tied together because, in order for the arrangement to have full value, Edwards requires training of the "know-how" to achieve a smooth transition and become FDA compliant. As such, 3F Therapeutics management has concluded that the licensing rights provided under the Edwards Master Agreement in exchange for the up-front fee of $23,000,000 have no value to the customer on a stand-alone basis. Further, the up-front fee does not represent the culmination of a separate earnings process because the customer (Edwards) has paid in essence for the ongoing rights, products, and services that are provided through 3F Therapeutics' continuing involvement.

      (b) There is objective and reliable evidence of the fair value of the undelivered item(s).

            Analysis. 3F Therapeutics' management concluded that the fair value of the undelivered items (product supply and training) cannot be determined on a separate basis, as presently there is no active market for either the delivered elements nor the undelivered elements because these tissue valves have not obtained FDA approval in the U.S. and are not currently being sold to third parties. As such, there is a lack of reliable evidence. Even though 3F Therapeutics sells similar valves in Europe, the valves are not sold for similar prices or costs because the European certification process is different from the U.S. FDA regulatory process and 3F Therapeutics does not sell leaflets on its own. As a result, it does not appear there is reliable evidence of the fair value of the undelivered items, which means that this undelivered item cannot be fairly valued separate from the delivered item. Also, the holdback of $2,000,000 does not appear to represent fair value of the undelivered item because, as discussed above, the usefulness of the license rights provided to the customer under the agreements would be substantially impaired without the product supply and training, yet the holdback amount represents only 8% of the aggregate amount paid by the customer.

      (c) If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

            Analysis. Pursuant to the terms of the Edwards Master Agreement and the Edwards Supply and Training Agreement, there are no rights of return or refund related

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Securities and Exchange Commission
July 20, 2006
Page 19

      to any of the delivered elements under the above agreements or the up-front payment of $23,000,000.

      Conclusion. Because (i) the delivered item does not have stand-alone value, (ii) there is no objective fair value for the undelivered items and (iii) 3F Therapeutics has an ongoing commitment, 3F Therapeutics believes that the whole agreement needs to be viewed as one element. 3F Therapeutics' management concluded that the on-going rights or services being performed and products being delivered are essential to the customer receiving the expected benefit of the up-front payment. Therefore, the up-front fee and the continuing performance obligation related to the services (training) to be provided or products to delivered (valves or leaflets under the Supply and Training Agreement) are assessed as an integrated package. 3F Therapeutics' management has concluded that (i) the up-front fee of $23,000,000, even though nonrefundable, is earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and (ii) a systematic method for determining the level of delivery or performance would be on a straight-line basis over the contractual period because at the end of the contractual period (i.e., the 19-month period from June 2005 - December 2006) all training and supply obligations will have been completed. The relationship with the customer is not expected to go beyond that term.

      Further, 3F Therapeutics' management concluded that the $2,000,000 holdback amount related to the Edwards Supply and Training Agreement should be excluded from revenue recognition at this time because 3F Therapeutics could fail to meet certain production levels under the Edwards Supply and Training Agreement, which are required to be met in order to receive the additional $2,000,000. Since 3F Therapeutics cannot reasonably guarantee that the production levels required by the contract will be met, the additional $2,000,000 in revenue is not considered earned until the aforementioned production levels are delivered through the contract period. Not meeting these production levels does not put the $23,000,000 at risk as there are no rights of return or refund related to the $23,000,000 under the Edwards Master Agreement or the Edwards Supply and Training Agreement.

      44. Comment:

      Please revise to discuss the nature and accounting for the cost of license fee revenues of $1.3 million during 2005.

      Response:

      As requested, we have revised the disclosure to include additional information concerning the components of, and accounting for, the cost of license fee revenues of $1.3 million during 2005.

Securities and Exchange Commission
July 20, 2006
Page 20

Cost of Product Revenues, page 124

      45. Comment:

      We see that cost of product revenues as a percentage of product revenues increased to 98% during 2005. 3F Therapeutics attributes that decrease in gross margin to increased manufacturing costs and fixed prices for products sold to Edwards. Please expand to quantify the affect on gross margin of each of the two factors. Please also disclose why manufacturing costs increased. Clarify whether you are selling products to Edwards at a loss, and if so, tell us and disclose how you are accounting for any losses anticipated under the arrangement.

      Response:

      As requested, the disclosure regarding cost of product revenues and the factors affecting it has been revised and expanded in 3F Therapeutics Management's Discussion and Analysis of Financial Condition and Results of Operations as in the following paragraph.

            Cost of product revenues increased as a percentage of product revenues from 77% in 2004 to 98% in 2005. This was primarily due to an increase in the manufacturing cost of product sold at a fixed price to PVT, a subsidiary of Edwards, under the terms of the PVT development and supply agreement. The gross margin (loss) on product sold to PVT during the first six months of 2005 was (147%) compared to 20% in 2004 due to a significant decrease in tissue yield experienced by 3F Therapeutics on product manufactured for PVT. 3F Therapeutics' agreement with PVT was terminated in June 2005. The cost of product revenues of the Model 1000 valve in 2005 remained comparable to the cost of product revenues in 2004. Subsequent to June 2005, in connection with the execution of the various agreements with Edwards, the cost of product sold to Edwards was reclassified and thereafter included in "cost of license revenue and other."

      With respect to the Staff's comment regarding sales of product to Edwards at a loss, 3F Therapeutics' management does not believe that any disclosure or accounting for anticipated losses in necessary. In June 2005, 3F Therapeutics entered into a series of agreements with Edwards under which 3F Therapeutics licensed certain technologies and agreed to provide training and valve leaflets to Edwards for a period of 18 months in exchange for an initial cash payment of $23,000,000 and a contingent future cash payment of $2,000,000 (the "holdback"). The $2,000,000 holdback is to be received at the completion and termination of the Edwards supply and training agreement in December 2006. As discussed above in response to Comment 43, 3F Therapeutics has determined that the individual components of the Edwards agreements cannot be bifurcated under EITF 00-21, and therefore should be accounted for as a single transaction. Under the terms of the Edwards agreements, 3F Therapeutics sells valve leaflets to Edwards at fixed price below 3F Therapeutics cost to produce the valves. Since the accounting for the Edwards agreements is not bifurcated, 3F Therapeutics has recorded the cost of the valves sold to Edwards within the cost of license revenue and other on the Statement of Operations. In 2005, the margin on the Edwards agreements was $7.2 million. 3F Therapeutics has not incurred and does not anticipate any aggregate losses under the Edwards arrangement and, as a result, believes no disclosure or accounting for anticipated losses is necessary.

Securities and Exchange Commission
July 20, 2006
Page 21

Cash Management, page 126

      46. Comment:

      Expand to disclose in more detail the reasons for the $775,000 of "employee-related expenses."

      Response:

      As requested, the disclosure regarding the cash management of 3F Therapeutics has been expanded in light of this comment to disclose in more detail the reasons for the $775,000 "employee-related expenses."

Executive Officers and Significant Employees of 3F Therapeutics, page 127

      47. Comment:

      Expand to discuss the related party transactions noted in footnote 10 on page FS-15, and identify each of the parties.

      Response:

      As requested, the language has been expanded to include additional information regarding related party transactions.

Security Ownership of Certain Beneficial Owners and Management, page 130

      48. Comment:

      Please revise to identify the natural persons who beneficially own shares held by the non-public entities named in the table.

      Response:

      As requested, the footnotes to the beneficial ownership table have been revised to identify the natural persons who beneficially own shares held by the non-public entities named in the table.

      49. Comment:

      Disclose the position held by each individual in the appropriate footnote if not already disclosed on page 127. Also, identify Mr. Skokos as chairman of the board of directors.

Securities and Exchange Commission
July 20, 2006
Page 22

      Response:

      As requested, the footnotes to the table on page 149 have been revised in light of this comment to disclose the position held by each individual and to identify Mr. Skokos as Chairman of the Board of 3F Therapeutics.

Proposal 2: Approval of Amendment to Restated Articles..., page 144

      50. Comment:

      Revise your disclosure to indicate the number of authorized, unreserved and unissued shares of common stock that will be available for future issuances giving effect to (i) the approval of the increase in the number of authorized shares and (ii) the issuance of 19,000,000 shares in connection with the merger.

      Response:

      As requested, we have revised the disclosure to indicate the number of authorized, unreserved and unissued shares of common stock that will be available for future issuances after giving effect to (i) the approval of the increase in the number of authorized shares and (ii) the issuance of the total merger consideration of 19,000,000 shares in connection with the merger.

      51. Comment:

      State, if true, that the merger cannot take place unless shareholders also approve this proposal.

      Response:

      The merger cannot take place unless shareholders of ATS Medical approve this proposal, and we have added disclosure to that effect as requested.

Financial Statements of 3F Therapeutics, Inc.

General

      52. Comment:

      Please update the financial statements when required by Rule 3-12 of Regulation S-X.

      Response:

      As requested, we have added quarterly financial statements for 3F Therapeutics.

Securities and Exchange Commission
July 20, 2006
Page 23

Note 1. Nature of Business and Summary of Significant Accounting Policies, page FS-6

Product Revenue, page FS-7

      53. Comment:

      We see your use of distributors to generate sales. Please tell us about the nature and extent of post-shipment obligations, return and exchange policies, warranties, and price protection or other similar discounts, rebates or credits offered to these parties. Describe how these matters, if any, are considered in your revenue practices. Please expand the revenue policy disclosure to address any significant matters addressed in your response.

      Response:

      3F Therapeutics ships directly to the end-user based on receipt of a sales order from the distributor in response to an order placed by the end-user. 3F Therapeutics does not have any post-shipment polices, return and exchange policies or price protection policies and does not offer any similar discounts, rebates or credits, except for providing a distributor with an initial inventory set consisting of five valves for each end user at 2,000 Euros per set. 3F Therapeutics warrants that the products will operate on delivery in conformity with the specification set forth in the product literature when subjected to normal, proper and intended usage by properly trained customers. If a customer purchases a defective product, 3F Therapeutics has a good faith policy whereby the product will be replaced free of charge. 3F Therapeutics has not experienced any significant replacement or rework costs. As a result, this policy is not disclosed in the statements as this is not a significant accounting policy. If it is shown to 3F Therapeutics' reasonable satisfaction that the products materially fail to comply with 3F Therapeutics' warranty within thirty (30) days of delivery to the customer, 3F Therapeutics will, within a reasonable period of time thereafter, replace the products at no cost to the distributor. For the years ended December 31, 2004 and 2005, 3F Therapeutics did not incur any warranty expense.

Appendix D (formerly Appendix C)

      54. Comment:

      Remove the language in the second paragraph on page [D]-3 that implies and/or explicitly states that investors may not rely on the fairness opinion. With regard to the last sentence in this paragraph, expand to state that the fairness advisor has given its approval.

Securities and Exchange Commission
July 20, 2006
Page 24

      Response:

      As requested, we have deleted the language in the second paragraph on page D-3 of the opinion of Piper Jaffray to remove language that implied or explicitly stated that investors could not rely on the fairness opinion. In addition, we have revised the language on pages 14 and 63 to indicate that Piper Jaffray has approved the inclusion of its opinion in the proxy statement/prospectus, and we respectfully direct your attention to Exhibit 99.2 to the Registration Statement, which contains Piper Jaffray's consent to such inclusion.

Item 22. Undertakings, page 11-2

      55. Comment:

      Include the undertakings required by Item 512(a) of Regulation S-K. See
Section II.F of SEC Release 33-6578 (April 23, 1985).

      Response:

      As requested, we have revised the undertakings required by Item 512(a) of Regulation S-K.

Exhibit 4.6

      56. Comment:

      It is not clear how 3F shareholders who receive this consent solicitation statement will communicate their consent. It appears that there should be a form of consent that they can sign, date, and return. Please advise.

      Response:

      The form of consent provides for a signature line and date for each of the stockholders of 3F Therapeutics. Due to the number of stockholders and in deference to their privacy, 3F Therapeutics has not filed the remaining pages to the consent, which include only signature and date lines. However, in light of this comment, the parties are filing a revised Exhibit 4.6 reflecting signature and date lines following the text, but not setting forth the names of each of the stockholders of 3F Therapeutics. In addition, the parties are filing a new
Exhibit 4.13, which is the form of consent to be signed by the 3F Therapeutics stockholders with respect to the amendment to the merger agreement.

Securities and Exchange Commission
July 20, 2006
Page 25

Exhibit 5-1

      57. Comment:

      We note that the registrant does not currently have sufficient authorized and unissued shares to complete the merger; therefore, explain the basis for counsel's opinion that the shares will be "validly issued."

      Response:

      The fourth paragraph of our opinion filed as Exhibit 5.1 to the Registration Statement reads as follows: "Based on the foregoing, we are of the opinion that the Shares, when issued in accordance with the terms of the Merger Agreement, will be validly issued, fully paid and nonassessable." The "validly issued" opinion included in this sentence is qualified by the phrase "when issued in accordance with the terms of the Merger Agreement." Section 6.4(b) of the Merger Agreement provides in part that, as a condition to ATS Medical's obligation to close on the acquisition of 3F Therapeutics, "[a]ll action required .... to be taken by the shareholders of [ATS Medical] to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly and validly taken." One of the actions required to be taken by the shareholders of ATS Medical to authorize the consummation of this transaction is the approval of Proposal 2 in the proxy statement/prospectus which will amend ATS Medical's Restated Articles of Incorporation to increase its authorized common stock from 40,000,000 shares to 100,000,000 shares. Thus, we believe this qualification contained in the fourth paragraph of our opinion provides the necessary support for our opinion that the shares issued in the merger will be validly issued.

Exhibit 8.1

      58. Comment:

      Given the first sentence in the penultimate paragraph, please file an updated opinion on the date you plan to go effective on the registration statement. Please remove limiting language in the last paragraph that the opinion is addressed "solely" to [the registrant] and that it "may not be relief upon by any other person...," or make clear that shareholders are entitled to rely on the opinion.

      Response:

      The opinion of Reed Smith LLP will be updated on the date that the parties plan to go effective. The opinion letter will be revised to make it clear that the opinion may be relied upon by both 3F Therapeutics and its stockholders (but no other persons).

Securities and Exchange Commission
July 20, 2006
Page 26

Exhibits 23.1 and 23.2

      59. Comments:

      Please present updated accountants' consents with any amendment to the filing.

      Response:

      Updated accountants' consents are included with Amendment No. 1.

                                      * * *

      For your convenience, we are sending to your attention three courtesy copies of this letter and marked copies of Amendment No. 1 to the Registration Statement on Form S-4. If you have any questions regarding this letter, please feel free to contact me at (612) 340-7802, or in my absence, Ted Cadwell at
(612) 343-2160 or Amy Schneider at (612) 340-2971.

Sincerely,

/s/ Timothy S. Hearn

Timothy S. Hearn

cc:   John R. Judd, ATS Medical, Inc.